KW 3/6/14

[redacted]

14046213

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER

8-67655

SEC Mail Processing Section
FEB 25 2014
Washington DC
404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2013 (MM/DD/YY) AND ENDING 12-31-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Xnergy Financial LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 E 58 Street Suite 16C
(No. and Street)

New York (City) NY (state) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul I Bloom 212 796 4254
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF Certified Public Accountants - A Professional Corporation
(Name - if individual, state *last, first, middle name*)

2020 Camino del Rio North Suite 500 (Address) San Diego (City) CA (state) 92108 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I Paul I Bloom swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Xnergy Financial LLC as of December 31,2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

SHAMESHA NICKESHA MCKOY
Notary Public - State of New York
NO. 01MC6225840
Qualified in Queens County
My Commission Expires 7/26/14

Notary Public

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2013

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

XNERGY FINANCIAL, LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Member
Xnergy Financial, LLC
New York, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Xnergy Financial, LLC (the "Company") as of December 31, 2013, and related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xnergy Financial, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

San Diego, California
February 19, 2014

PKF
Certified Public Accountants
A Professional Corporation

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	12,125
Accounts receivable		98,451
Prepaid expense		2,075
Total assets	$	112,651

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$	15,774
Total liabilities		15,774
Member's capital		96,877
Total liabilities and member's capital	$	112,651

The accompanying notes are an integral part of these financial statements.

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue - Investment advisory	$ 446,075
Operating expenses:	
Professional fees	211,568
Business license fees	3,414
Other	60,308
Total operating expenses	275,290
Other income	90,000
Net income	$ 260,785

The accompanying notes are an integral part of these financial statements.

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2013

Member's capital, December 31, 2012	$	10,307
Member distributions		(231,115)
Member contributions		56,900
Net income		260,785
Member's capital, December 31, 2013	$	96,877

The accompanying notes are an integral part of these financial statements.

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities		
Net income	$	260,785
Changes in operating assets and liabilities:		
Increase in accounts receivable		(98,451)
Increase in prepaid expense		(616)
Increase in accounts payable and accrued expenses		15,160
Net cash provided by operating activities		176,878
Cash flows from financing activities		
Capital contributions		56,900
Member distributions		(231,115)
Net cash used in financing activities		(174,215)
Increase in cash		2,663
Cash, beginning of year		9,462
Cash, end of year	$	12,125
Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Xnergy Financial, LLC (a wholly owned subsidiary of Xnergy, LLC) ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company's primary focus is on raising capital for emerging businesses.

Xnergy Financial Corporation was formed in November 2006 in the State of California. At the end of 2008 the assets and liabilities of Xnergy Financial Corporation were transferred to Xnergy Financial, LLC as part of a conversion (the "Conversion") of Xnergy Financial Corporation into a Limited Liability Company. Before the Conversion, Xnergy Financial Corporation was 100% owned by Xnergy, LLC. Xnergy Financial, LLC is 100% owned by Xnergy, LLC.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the members of the Company shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being members of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Concentrations

For the year ended December 31, 2013, the Company had two customers that comprised approximately 59% of total revenue.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are amortized over the period the services are to be rendered.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purposes and, thus no federal or state income tax expense has been recorded in the financial statements. The net income of the Company is passed through to its sole member, Xnergy, LLC, and reported on its tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2013, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2013, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to 2010.

Fair Value of Financial Instruments

The carrying amounts of cash, prepaid expenses, and accounts payable and accrued expenses approximate fair value because of the short-term nature of those instruments.

Subsequent events

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date the financial statements were available to be issued on February 19, 2014.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($5,000 at December 31, 2013), whichever is higher. At December 31, 2013, the Company had net capital of $5,964 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 1.44 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 4 - RELATED PARTY TRANSACTIONS

Operating facilities and administrative costs

The Company has an expense sharing agreement with its parent, Xnergy, LLC, whereby any costs for the use of office space and other office resources and administrative costs are paid by Xnergy, LLC. The Company is typically not charged for the use of office space or other office resources and administrative costs. These costs are recorded as capital contributions by Xnergy, LLC. The amount of office space and other office resources and administrative costs paid by Xnergy, LLC on behalf of the Company during the year ended December 31, 2013 were approximately $57,000.

SUPPLEMENTARY INFORMATION

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL		
Total member's capital	$	96,877
Deductions/charges:		
Non-allowable assets:		
Accounts receivable		83,838
Prepaid expense		2,075
Total non-allowable assets		85,913
Net capital before charges on securities positions (tenative net capital)		10,964
Haircuts on securities		-
Net capital	$	10,964
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	15,774
Total aggregate indebtedness	$	15,774
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Net capital in excess of amount required	$	5,964
Net capital less greater of 10% of aggregate indebtedness or 120% of $5,000	$	4,964
Ratio of aggregate indebtedness to net capital		1.44 to 1

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
SCHEDULE II
RECONCILIATION NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	10,964
Adjustments:		
Accounts receivable		98,451
Unallowable portion of accounts receivable		(83,838)
Accounts payable		(14,613)
Total adjustments		-
Net capital, as adjusted	$	10,964
AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$	1,161
Adjustments:		
Accounts payable		14,613
Aggregate indebtedness, as adjusted	$	15,774

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2013

A computation of reserve requirement is not applicable to Xnergy Financial, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2013

Information relating to possession or control requirements is not applicable to Xnergy Financial, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member of
Xnergy Financial, LLC
New York, New York

In planning and performing our audit of the financial statements of Xnergy Financial, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 19, 2014

PKF
Certified Public Accountants
A Professional Corporation